14

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jannock Properties Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5062 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/19/06

82-5062

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway, Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

February 10, 2006

AR/S
12-31-05

Auditors' Report

To the Shareholders of
Jannock Properties Limited

We have audited the balance sheets of **Jannock Properties Limited** as at December 31, 2005 and 2004 and the statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Mississauga, Ontario

Jannock Properties Limited

Balance Sheets

As at December 31, 2005 and 2004

(in thousands of Canadian dollars)

	2005 $	2004 $
Assets		
Land under development (note 3)	-	990
Mortgages receivable (note 5)	4,183	9,482
Other assets	68	203
Cash and cash equivalents	4,562	1,904
	8,813	12,579
Liabilities		
Accounts payable and accrued liabilities (note 9)	186	804
Income taxes payable	947	16
Future income tax liabilities (note 7)	354	482
	1,487	1,302
Shareholders' Equity		
Capital stock (note 10)	26,677	32,022
Contributed surplus	6,868	6,868
Deficit	(26,219)	(27,613)
	7,326	11,277
	8,813	12,579

Jancor Companies, Inc. (note 6)

Contingencies and commitments (note 11)

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

(Signed) I.C.B. Currie Director (Signed) R.W. Korthals Director

Jannock Properties Limited
Statements of Income and Deficit
For the years ended December 31, 2005 and 2004

(in thousands of Canadian dollars, except per share amounts)

	2005 $	2004 $
Land sales	2,700	27,286
Cost of sales	979	11,148
Gross profit	1,721	16,138
Interest and other income	876	613
General and administrative expenses	(414)	(670)
Income before income taxes	2,183	16,081
Income taxes (note 7)	789	5,667
Net income for the year	1,394	10,414
Deficit - Beginning of year	(27,613)	(38,027)
Deficit - End of year	(26,219)	(27,613)
Basic income per share	0.04	0.29

The accompanying notes are an integral part of these financial statements.

Jannock Properties Limited

Statements of Cash Flows

For the years ended December 31, 2005 and 2004

(in thousands of Canadian dollars)

	2005 $	2004 $
Cash provided by (used in)		
Operating activities		
Cash receipts		
Receipts from land sales closed during the year	2,700	23,054
Collection of mortgages receivable	5,338	1,248
Interest and other income received	876	276
Income taxes recovered	14	13
Deposit received on land sales	-	9
Cash payments		
Real estate commissions	(155)	(367)
Expenditures on land development	(364)	(1,083)
Other payments	(406)	(878)
Refund of deposit on land sales	-	(1,052)
	8,003	21,220
Investing activities		
Restricted cash held in trust	-	1,043
Financing activities		
Redemption of capital stock (note 10)	(5,345)	(21,379)
Increase in cash and cash equivalents	2,658	884
Cash and cash equivalents - Beginning of year	1,904	1,020
Cash and cash equivalents - End of year	4,562	1,904

The accompanying notes are an integral part of these financial statements.

(in thousands of Canadian dollars)

1 The company

Jannock Properties Limited (the "company" or "Jannock Properties") was incorporated on December 14, 1999 for the purpose of acquiring certain real estate assets and liabilities and an investment from Jannock Limited, its former parent company. Under the terms of an asset transfer agreement dated March 10, 2000, the company acquired substantially all of the assets and liabilities of Jannock Limited's real estate development division and its investment in Jancor Companies, Inc. ("Jancor"), in exchange for 35,631,938 common shares of the company. Since the common shares of the company were distributed to the shareholders of Jannock Limited, there was no change in the shareholders' interest in the net assets of the company and, accordingly, these financial statements have been prepared using the predecessor cost basis of Jannock Limited.

The principal objective of the company is an orderly disposition of the company's assets.

2 Summary of significant accounting policies

Land under development

Land under development is carried at the lower of cost and net realizable value. Net realizable value represents the amount of estimated net sales proceeds, taking into account management's assumptions and projections for the development of the property and market conditions.

Capitalization of costs

The company capitalizes certain costs applicable to land under development. These costs include costs incurred during the development period, such as property taxes, specific interest, pre-development expenditures and servicing costs.

Recognition of revenue

Land sales under agreements of purchase and sale are recognized as income once all material conditions have been fulfilled and the company has received a down payment of a minimum 15% of the purchase price, and that is appropriate in the circumstances having regard to the financial resources of the purchaser. Land sales are reported net of the imputed discount arising from interest-free periods granted on mortgages receivable.

Costing of land sales

Land, property taxes, interest and development and servicing costs are allocated on a net acreage basis to each phase of a development project. Recoveries of development cost and levies are recognized when received.

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates for the periods in which the income tax assets or liabilities are expected to be settled or realized.

(in thousands of Canadian dollars)

A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities represent estimates of amounts at which these assets and liabilities could be exchanged in an arm's length transaction between willing parties. The carrying amounts of financial assets and liabilities approximate their fair values, unless otherwise stated.

Environmental expenditures

The company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Use of estimates

The preparation of these financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates that the company is required to make relate to determining the estimated cost to complete land sales and estimates of the net realizable value of mortgage receivables. Actual results could differ from those estimates.

Income per share

Basic income per share has been calculated using the weighted average number of common shares and Class B common shares outstanding during the year ended December 31, 2005 of 35,631,932 (2004 - 35,631,932 common shares).

3 Land under development

	2005 $	2004 $
Land acquisition costs	-	457
Property taxes and interest	-	101
Development and servicing costs	-	432
	-	990

(in thousands of Canadian dollars)

7 Income taxes

The company's income tax provision is as follows:

	2005 $	2004 $
Current	917	-
Future	(128)	5,667
	789	5,667

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the company's income tax expense:

	2005 $	2004 $
Income before income taxes	2,183	16,081
Provision for income taxes at a combined basic rate of 36.12% (2004 - 36.12%)	789	5,808
Increase in income taxes resulting from other	-	(141)
Income tax provision	789	5,667

The income tax effects of temporary differences are as follows:

	2005 $	2004 $
Future income tax liabilities		
Tax values of land and mortgages receivable lower than carrying amounts	249	628
Benefit of loss carry-forwards	-	(212)
Other temporary differences - net	105	66
Loss relating to Jancor	(6,925)	(6,925)
Valuation allowance	6,925	6,925
Net future income tax liabilities	354	482

8 Bank loan

The company's revolving credit facility matures in March 2007. Borrowings under this facility bear interest at prime plus 1/2% and are collateralized by an assignment of mortgages receivable. The total operating lines available under the facility are $2,000, of which $173 has been utilized in connection with letters of credit (note 11).

(in thousands of Canadian dollars)

9 Accounts payable and accrued liabilities

	2005 $	2004 $
Costs to complete land sold	138	745
Trade payables and accruals	48	59
	186	804

10 Capital stock

On May 9, 2002, the company's capital was reorganized through amendment of the articles of the company. Pursuant to the special resolution authorizing the reorganization of the capital of the company, the authorized capital stock of the company includes an unlimited number of Class A special shares and an unlimited number of Class B common shares. Under the reorganization, each shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable.

During 2004, the company redeemed 60 of the 150 Class A special shares associated with each Class B common share aggregating 2,137,915,920 Class A special shares at a cost of $21,379. The redemption cost was charged against capital stock. At December 31, 2004, there were 90 Class A special shares associated with each Class B common share outstanding.

During 2005, the company redeemed 15 of the 90 Class A special shares associated with each Class B common share aggregating 534,478,980 Class A special shares at a cost of $5,345. The redemption cost has been charged against capital stock. At December 31, 2005, there are 75 Class A special shares associated with each Class B common share outstanding.

The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit. Accordingly, the company's basic income per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

(in thousands of Canadian dollars)

The following summarizes the changes in capital stock during the years ended December 31, 2005 and 2004:

	Number of shares		
	Class B common	**Class A special**	**Amount $**
Issued and outstanding - December 31, 2003	35,631,932	5,344,789,800	53,401
Redemption of Class A special shares	-	(2,137,915,920)	(21,379)
Issued and outstanding - December 31, 2004	35,631,932	3,206,873,880	32,022
Redemption of Class A special shares	-	(534,478,980)	(5,345)
Issued and outstanding - December 31, 2005	35,631,932	2,672,394,900	26,677

11 Contingencies and commitments

Under the asset transfer agreement dated March 10, 2000 between the company and Jannock Limited (note 1), the company is required to provide security in the amounts of $1,200 and $300 to cover any potential environmental liabilities for the Brittania and Milton sites, respectively, that may arise for three years after the sale of these sites. These security amounts expire in September 2007 and March 2008, respectively, which are the third anniversary dates of the sale of each site. The company is not aware of any liabilities for environmental issues at these sites and, accordingly, no amount has been accrued in these financial statements.

The company estimates that there are approximately $1,100 of potential recoveries relating to development costs that are contingent upon actions of other developers. The ultimate amounts and timing of collection of these amounts are uncertain. These recoveries will be recognized as income if and when received.

As at December 31, 2005, the company has letters of credit outstanding amounting to $173 (2004 - $3,987). The company has provided $173 (2004 - $362) to municipalities in support of the company's obligation to complete servicing requirements in connection with various land development projects.

12 Related party transactions

The former president of the company acquired a property, which was previously sold by the company to an unrelated party, that is subject to a mortgage receivable of $513. The company has extended the repayment of the mortgage receivable, which was due December 29, 2005 to February 15, 2006 at a higher interest rate.

The former president was paid commissions of $107,000 (2004 - $252,000) in connection with property sales and paid consulting fees of $17,000 (2004 - $73,000).

13 Segmented information

The company's operations are in land development in the Greater Toronto Area. All land sales in 2005 were made to one purchaser in the amount of $2,700. Substantially all land sales in 2004 were made to four purchasers in the amounts of $3,028, $93, $22,000 and $2,146.

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Jannock Properties Limited

Fiscal year end date used to calculate capitalization: December 31, 2005

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	35, 631, 932(i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	0.3858 (ii)	
Market value of class or series	(i) X (ii) =	13,746,799(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)

Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	13,746,799
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$600

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = ______
12

Late Fee, if applicable
(As determined under section 2.5 of the Rule) ______

3322382_1.DOC

Computershare

Investor Services

100 University Avenue
Toronto, Ontario
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March 7, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
L'Autorité des marchés financiers
Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Legal Registries Division, Government of Nunavut
TSX Venture

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Annual General Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	Jannock Properties Limited
2.	Date Fixed for the Meeting	:	May 10, 2006
3.	Record Date for Notice	:	April 7, 2006
4.	Record Date for Voting	:	April 7, 2006
5.	Beneficial Ownership Determination Date	:	April 7, 2006
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	75 CL A & 1 CL B Com Share Unit
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	75 CL A & 1 CL B Com Share Unit
8.	ISIN / CUSIP	:	CA4708902032/470890203

Yours truly,

(Signed)
COMPUTERSHARE INVESTOR SERVICES INC.
Agent for Jannock Properties Limited
(416)263-9545
(416)981-9800

Jannock Properties Limited

Press Release

February 13, 2006

Jannock Properties Limited reports December 31, 2005 results.

TORONTO, ONTARIO—Jannock Properties Limited today reported net earnings for the year of $1,394,000 ($0.04 per share) compared with $10,414,000 ($0.29 per share) in 2004.
Operating activities for the year ended December 31, 2005 generated cash of $8,003,000 compared with $21,220,000 for the same period in 2004.

Real Estate

Land sales in 2005 were $2,700,000 for the two remaining Milton properties and completed the sale of the Corporation's real estate holdings. In 2004 land sales amounted to $27,286,000 and mainly consisted of $22,000,000 for the 221-acre Britannia site, $3,028,000 for a 48-acre site in Milton and $2,146,000 for the remaining 25 acres of saleable land in Burlington.
Cash receipts from real estate activities in 2005 were $8,928,000 and included $2,700,000 from property sales and $5,338,000 from early repayments of mortgages receivable. In 2004, cash receipts from real estate activities were $24,600,000 and included $23,054,000 from property sales and $1,248,000 from mortgages receivable. At December 31, 2005, the mortgages receivable held by the Corporation amounted to $4,183,000, of which $513,000 is due in 2006 and $3,670,000 is due in 2007.

Cash Flows

Cash flows from operating activities in 2005 amounted to $8,003,000 compared with $21,220,000 in 2004 largely due to the lower level of sales, partially offset by higher receipts from mortgages receivable. Total expenditures in 2005 were $925,000 versus $3,380,000 in 2004 which included $1,052,000 for the refund of a deposit.
In 2005 the Corporation distributed $5,345,000 ($0.15 per unit) to shareholders through the redemption of Class A special shares.

Jancor Companies, Inc. (Jancor)

Preliminary indications are that earnings before interest, taxes, depreciation and amortization (EBITDA) at Jancor for 2005 will be more than 60% lower than the US$14.7 million achieved in 2004. The reduction in EBITDA has been attributed primarily to higher resin costs which could not be fully recovered through increased pricing. Resin costs had been expected to decrease in the second half of 2005, but the two major hurricanes that hit the Southern US in the Third Quarter caused significant disruptions at a number of resin and feeder stock producers. All resin producers declared force majeure and as a result, supply became restricted and resin prices increased by over 35% from earlier in the year. Operating results are expected to improve in 2006 owing to the full year effect of price increases and stabilizing resin costs. Senior debt obligations at Jancor at the end of 2005 are expected to be approximately US$10 million.
Under the terms of the sale of the Jancor investment in 2001, Jannock Properties received the right to approximately 25% of any distributions or of any net proceeds after repayment of senior debt if and when the equity-holders decide to sell their interest in Jancor. As part of the sale proceeds, Jannock Properties is entitled to receive the next US$5.6 million of any payments of principal and interest on Jancor's subordinated bank debt once cumulative payments have exceeded a total of US$16.7 million. At the end of 2005, cumulative payments by Jancor on its

subordinated debt amounted to US$14.8 million. Jannock Properties does not expect to receive any significant payments under these agreements until 2007 at the earliest.
These results indicate that Jancor may produce some value for Jannock Properties in the future. The majority owners have indicated that they have no intention of seeking a buyer for Jancor for some time. It is therefore not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future.

Corporate Items
General and administrative expenses of $414,000 for 2005 were 38% lower than the 2004 level of $670,000. Efforts are continuing to achieve further reductions in 2006.
Income tax provisions were $789,000 in 2005 and along with the impact of the collection of mortgages receivable are expected to result in the payment of about $920,000 in income taxes in February 2006.
The Corporation will hold its Annual General Meeting at 10.30 a.m. on Wednesday May 10, 2006. The current Shareholder Rights Plan expires on the date of this meeting. The Board of Directors has decided that the Corporation no longer needs such a Plan and will not therefore be requesting shareholders to approve an extension of the Plan at the meeting.
The number of Class B common shares outstanding is 35,631,932. Currently there are 75 Class A special shares that are associated with each common Class B share. The combination of one Class B common and 75 Class A special shares is listed as a unit on the TSX Ventures Exchange (trading symbol: JPL.UN).
The Corporation is headquartered in Mississauga, Ontario. The mandate for the Corporation is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition, there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821 4464
bjamie@jannockproperties.com

JANNOCK PROPERTIES LIMITED
Balance Sheet
(in thousands of Canadian dollars)

	December 31 2005	December 31 2004
Assets		
Land under development	$ -	$ 990
Mortgages receivable	4,183	9,482
Other assets	68	203
Cash and cash equivalents	4,562	1,904
	$ 8,813	$ 12,579
Liabilities		
Accounts payable and accrued liabilities	$ 186	$ 804
Income taxes payable	947	16
Future income tax liabilities	354	482
	$ 1,487	$ 1,302
Shareholders' Equity		
Capital stock	$ 26,677	$ 32,022
Contributed surplus	6,868	6,868
Deficit	(26,219)	(27,613)
	$ 7,326	$ 11,277
	$ 8,813	$ 12,579

JANNOCK PROPERTIES LIMITED

Statement of Income and Deficit

(in thousands of Canadian dollars, except per share amounts)

		Year ended December 31	
		2005	2004
Land sales		**$ 2,700**	$ 27,286
Cost of sales		**979**	11,148
Gross profit		**1,721**	16,138
Interest and other income		**876**	613
General and administrative expenses		**(414)**	(670)
Income before income taxes		**2,183**	16,081
Income taxes provided/(recovered)	- current	**917**	-
	- future	**(128)**	5,667
	- total	**789**	5,667
Net income for the year		**$ 1,394**	$ 10,414
Deficit - Beginning of year		**$ (27,613)**	$ (38,027)
Deficit - End of year		**$ (26,219)**	$ (27,613)
Basic income per share		**$ 0.04**	$ 0.29

JANNOCK PROPERTIES LIMITED
Statement of Cash Flows
(in thousands of Canadian dollars)

	Year ended December 31	
	2005	2004
Cash provided by (used in)		
Operating activities		
Cash receipts		
Receipts from land sales closed during the year	**$ 2,700**	$ 23,054
Collection of mortgages receivable	**5,338**	1,248
Interest and other income received	**876**	276
Income taxes recovered	**14**	13
Deposit received on land sale	**-**	9
Cash payments		
Real estate commissions	**(155)**	(367)
Expenditures on land development	**(364)**	(1,083)
Payments of general, administrative and other costs	**(406)**	(878)
Refund of deposit on land sales	**-**	(1,052)
	8,003	21,220
Investing activities		
Restricted cash held in trust	**-**	1,043
	-	1,043
Financing activities		
Redemption of capital stock	**(5,345)**	(21,379)
	(5,345)	(21,379)
Increase in cash and cash equivalents	**2,658**	884
Cash and cash equivalents - Beginning of year	**1,904**	1,020
Cash and cash equivalents - End of year	**$ 4,562**	$ 1,904

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

April 5, 2006

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the accompanying financial statements for the year ended December 31, 2005, which are prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

Under the terms of an asset transfer agreement dated March 10, 2000, Jannock Properties Limited (Jannock Properties) acquired the assets and liabilities of Jannock Limited's real estate development division and its investment in the shares of Jancor Companies, Inc., a vinyl products company located in the United States.

Ownership of the Corporation was transferred to the then shareholders of Jannock Limited as part of the arrangement under which Jannock Limited was acquired on the same date. Since there was no change in the shareholders' interests in the net assets of the Corporation, the financial statements have been prepared using the predecessor cost basis of Jannock Limited.

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee and Board of Directors provide an oversight role with respect to all public financial disclosures by the Corporation, and have reviewed and approved this MD&A and the accompanying financial statements.

As of the financial year ended December 31, 2005, the Chief Executive Officer and Chief Financial Officer of the Corporation have evaluated the effectiveness of the Corporation's disclosure controls and procedures. Based on that evaluation they have concluded that the Corporation has effective disclosure controls and procedures.

RESULTS OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)

	2005	2004	2003
Land sales	$ 2,700	$ 27,286	$ 11,765
Net income	1,394	10,414	381
Basic income per share	$ 0.04	$ 0.29	$ 0.01
Total assets	8,813	12,579	24,185
Cash distributions per share	$ 0.15	$ 0.60	$ 0.10
Net cash provided by operating activities	8,003	21,220	6,770

Land sales of $2,700,000 in 2005 consisted entirely of the sale of the two remaining properties at the Milton site. This concluded the sale of the Corporation's real estate properties.

Land sales of $27,286,000, in 2004, included $22,000,000 for the 221-acre Britannia site, $3,028,000 for a 48-acre site in Milton and $2,146,000 for the remaining 25 acres of saleable land at the King Forest site in Burlington.

Gross profit on land sales in 2005 was $1,721,000 compared with $16,138,000 in 2004 due to the lower level of sales and the margins realized on different projects.

General and administrative expenses in 2005 amounted to $414,000 compared with $670,000 in 2004 reflecting the ongoing efforts that are being made to reduce overheads.

Interest and other income was $876,000 in 2005 included earned interest of $424,000 from mortgages receivable and the investment of surplus cash and $413,000 for a property tax refund. Also included was

** Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.*

FINANCIAL POSITION

Total assets at December 31, 2005 were $8,813,000 compared with $12,579,000 at December 31, 2004. Cash and cash equivalents increased by $2,658,000 due to operating cash flows of $8,003,000 less a distribution to shareholders of $5,345,000. Land under development decreased by $990,000 due to the cost of land sales that were recorded during the year.

At December 31, 2005, total mortgages receivable that were held by the Corporation amounted to $4,183,000 (December 31, 2004 - $9,482,000).

Liabilities at December 31, 2005 were $1,487,000 compared with $1,302,000 at December 31, 2004. The increase was mainly in income taxes payable which was $931,000 higher than for the previous year. Accounts payable and accrued liabilities decreased by $618,000 largely due to spending on and a reduction of $577,000 in the costs expected to be incurred on land that has been sold. The reduction in the future income tax liabilities of $128,000 was largely due to the reversal of tax deferrals as a result of the early repayments that were received on mortgages receivable.

QUARTERLY DATA

(in thousands of Canadian dollars, except per share amounts)

	2005			
	Q1	**Q2**	**Q3**	**Q4**
Land sales	**$ 2,700**	**$ -**	**$ -**	**$ -**
Net income	**1,036**	**73**	**271**	**14**
Basic income per share	**$ 0.03**	**$ -**	**$ 0.01**	**$ -**
Net cash provided by operating activities	**2,463**	**4,399**	**329**	**812**

	2004			
	Q1	Q2	Q3	Q4
Land sales	$ -	$ 3,043	$ 22,097	$ 2,146
Net income/(loss)	(70)	1,348	9,204	(68)
Basic income per share	$ -	$ 0.04	$ 0.25	$ -
Net cash provided/(used) by operating activities	(701)	(1,355)	23,073	203

LIQUIDITY AND CAPITAL RESOURCES

Jannock Properties has a revolving credit facility of $2,000,000 that expires in March 2007. This facility covers the usage of operating loans and the issuance of letters of credit for commitments that have been made to cover development activities, claims and environmental guarantees at various sites and is secured by an assignment of mortgages receivable. The only current usage of the revolving credit facility is for outstanding letters of credit of $173,000. Jannock Properties believes that the credit facility is adequate to finance the Corporation's operations.

DISTRIBUTIONS

Distributions to shareholders amounted to $5,345,000, equivalent to fifteen cents per share, in 2005 and $21,379,000, equivalent to sixty cents per share, in 2004. Cash receipts from the collection of outstanding mortgages receivable and payments of expenses, development costs and income taxes will determine the timing and amount of future distributions.

RECEIVED
2006 APR 14 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 52-109F1 - Certification of Annual Filings

I, Ian C.B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Jannock Properties Limited (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer is made known to us by others within the entity, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: April 5, 2006

(signed) "*Ian C.B. Currie*"
Ian C.B. Currie
President

Form 52-109F1 - Certification of Annual Filings

I, Brian Jamieson, Chief Financial Officer of Jannock Properties Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Jannock Properties Limited (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer is made known to us by others within the entity, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: April 5, 2006

(signed) "*Brian Jamieson*"
Brian Jamieson
Chief Financial Officer

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	December 31, 2005	April 5, 2006

ISSUER ADDRESS
2500 Meadowpine Blvd, &Unit 7

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Mississauga, Ontario, L5N 6C4	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
(signed) "*Ian Currie*"	Mr. Ian Currie	April 5, 2006
CHIEF FINANCIAL OFFICER AND SECRETARY	PRINT FULL NAME	DATE SIGNED
(signed) "*Brian Jamieson*"	Mr. Brian Jamieson	April 5, 2006

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the twelve months ended December 31, 2005 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

The following is a breakdown of amounts presented in the annual financial statements for material expenses and material deferred costs for the twelve month period ended December 31, 2005:

a)	Deferred or expensed exploration	Not applicable	
b)	Expensed research	Not applicable	
c)	Deferred or expensed development	Not applicable	
d)	Cost of sales		
	Expenditures/(recoveries) on property development	$	979
	Land costs	$	457
	Development costs	$	522
e)	Marketing expenses	Not applicable	
f)	General and administrative expenses		
	Personnel costs	$	100
	Directors fees	$	68
	Professional fees	$	226
	Office administration	$	20

2. Related party transactions

In 2005, D. Mitchell Fasken, a former President of the Corporation acquired a property which had been previously sold by the Corporation to an unrelated party and is subject to an outstanding mortgage receivable of $513,000. The Corporation has extended the repayment of the mortgage receivable, which was due in December 2005, to February 2006 at a higher interest rate. This mortgage was fully discharged in March 2006.

Mr. Fasken received commissions of $107,000 in 2005 and $252,000 in 2004 in connection with the sale of properties and was paid $17,000 in 2005 and $73,000 in 2004 for consulting services provided to the Corporation.

3. Summary of securities issued and options granted during the period

a) Summary of securities issued during the twelve month period ended December 31, 2005:

Nil.

b) Summary of options granted during the twelve month period ended December 31, 2005:

Nil.

4. *Summary of securities as at the end of the reporting period*

As at December 31, 2005:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 2,672,394,900 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. *Directors and officers*

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the twelve months ended December 31, 2005 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual MD&A".